

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2012

Via E-mail
Jason M. Montague
Chief Financial Officer
Seven Seas Cruises S. DE R.L.
8300 NW 33rd Street, Suite 100
Miami, FL 33122

> **Re: Seven Seas Cruises S. DE R.L.**
> **Amendment No. 3 to**
> **Registration Statement on Form S-4**
> **Filed April 20, 2012**
> **File No. 333-178244**

Dear Mr. Montague:

We have reviewed your responses to the comments in our letter dated April 16, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

    - Describe how and when a company may lose emerging growth company status;

    - A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- Your election under Section 107(b) of the Act:

    o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

    o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

    You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3750 with any other questions.

                                            Sincerely,

                                            /s/ Max A. Webb

                                            Max A. Webb
                                            Assistant Director

cc: Gregory A Ezring, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP